Free Writing Prospectus Filed pursuant to Rule 433 Registration No. 333-132348-01 March 27, 2007

HSBC Home Equity Loan Trust (USA) Proposed Transaction Structure

HSBC Home Equity Loan Trust (USA) Proposed Transaction Structure

Important Information

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-811-8049.

Certificates

Class	Approximate Size ($)(1)		Coupon(2)		Day Count	Exp. WAL (Call/Mat) (3)(4)	Exp Prin Win (Call/Mat) (3)(4)	Type	Exp. Ratings (Mdy/S&P/F)	Payment Delay Days	ERISA Eligible
A-S	[200,000,000	]	1 m L+	[ ]	Act/360	[2.05]/[2.39]	[1-66]/[1-171]	Pro Rata(5)	Aaa/AAA/AAA	0	Yes
A-M	[50,000,000	]	1 m L+	[ ]	Act/360	[2.05]/[2.39]	[1-66]/[1-171]	Pro Rata(5)	Aaa/AAA/AAA	0	Yes
A-1F	[154,770,000	]	[	]	30/360	[0.80]/[0.80]	[1-21]/[1-21]	Sequential(6)	Aaa/AAA/AAA	19	Yes
A-1V	[123,630,000	]	1 m L+	[ ]	Act/360	[0.80]/[0.80]	[1-21]/[1-21]	Sequential(6)	Aaa/AAA/AAA	0	Yes
A-2F	[35,000,000	]	[	]	30/360	[2.00]/[2.00]	[21-28]/[21-28]	Sequential(6)	Aaa/AAA/AAA	19	Yes
A-2V	[29,200,000	]	1 m L+	[ ]	Act/360	[2.00]/[2.00]	[21-28]/[21-28]	Sequential(6)	Aaa/AAA/AAA	0	Yes
A-3F	[50,000,000	]	[	]	30/360	[3.00]/[3.00]	[28-56]/[28-56]	Sequential(6)	Aaa/AAA/AAA	19	Yes
A-3V	[37,400,000	]	1 m L+	[ ]	Act/360	[3.00]/[3.00]	[28-56]/[28-56]	Sequential(6)	Aaa/AAA/AAA	0	Yes
A-4	[79,820,000	]	1 m L+	[ ]	Act/360	[5.38]/[7.58]	[56-66]/[56-171]	Sequential	Aaa/AAA/AAA	0	Yes
M-1	[46,820,000	]	1 m L+	[ ]	Act/360	[4.62]/[5.62]	[44-66]/[44-147]	Sequential	[Aa1/AA+/AA+]	0	No
M-2	[39,190,000	]	1 m L+	[ ]	Act/360	[4.53]/[5.50]	[42-66]/[42-140]	Sequential	[Aa2/AA/AA]	0	No

Final Scheduled Distribution Date: [March 20, 2036].

Notes:

(1)	The approximate size is subject to a permitted variance in the aggregate of plus or minus 5%.

(2)	The Certificates will be subject to a Net Rate Cap as described herein.

(3)

The Certificates are priced to a 15% optional clean-up call (as a percentage of the aggregate initial principal amount of the Certificates). Margins on the Class A-S, A-M, A-1V, A-2V, A-3V and A-4 Certificates are equal to two times their respective initial margins for any Interest Accrual Period relating to a Distribution Date after the Optional Termination Date. Margins on the Class M-1 and M-2 Certificates are equal to 1.5 times their respective initial margins for any Interest Accrual Period relating to a Distribution Date after the Optional Termination Date. Coupons on the Class A-1F, A-2F and A-3F Certificates are equal to the sum of (i) their respective initial coupons and (ii) 0.50%, for any Interest Accrual Period relating to a Distribution Date after the Optional Termination Date.

(4)	Based on the prepayment Pricing Speed as described below.

(5)	On the Credit Support Depletion Date and on each Distribution Date thereafter, the Class A-S and Class A-M Certificates shall receive principal distributions sequentially.

(6)	Payments to Class A Certificates having the same numerical designation will be made on a pro-rata basis.

HSBC Home Equity Loan Trust (USA) Proposed Transaction Structure

Description of the Statistical Cut-Off Date Collateral

Summary
Statistical Cut-Off Date Loan Principal Balance	$1,017,845,048
Aggregate Number of Loans	9,017
Average Original Loan Principal Balance	$118,056
Average Statistical Cut-Off Date Loan Principal Balance	$112,881
Weighted Average Original Combined LTV	95.59%
Weighted Average Interest Rate	8.464%
Weighted Average Remaining Term to Stated Maturity (months)	287
Weighted Average Seasoning (months)	24
Weighted Average FICO Credit Score	620
Product Type — Fixed Rate	100.00%
Fully Amortizing Mortgage Loans	100.00%
Lien Priority — First	97.44%
— Second	2.56%
Occupancy Type — Primary	100.00%
Geographical Distribution—Top 3 States
- Pennsylvania	8.19%
- Ohio	6.27%
- New York	6.03%
Number of States	45
Loans with Prepayment Penalties	55.29%

HSBC Home Equity Loan Trust (USA) Proposed Transaction Structure

Original Principal Balances of the Home Equity Loans

Original Principal Balances ($)	Number of Home Equity Loans	Aggregate Principal Balance ($)	Percent of Home Equity Loans by Aggregate Principal Balance (%)	Weighted Average Interest Rate (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)	Weighted Average Original FICO Score
Up to 50,000.00	983	32,668,634	3.21	9.921	81.35	624
50,000.01 – 100,000.00	3,383	242,660,254	23.84	8.790	93.86	622
100,000.01 – 150,000.00	2,502	294,231,517	28.91	8.441	96.85	621
150,000.01 – 200,000.00	1,205	198,176,751	19.47	8.313	97.43	618
200,000.01 – 250,000.00	492	106,029,281	10.42	8.182	96.89	620
250,000.01 – 300,000.00	205	53,770,867	5.28	8.080	95.22	617
300,000.01 – 350,000.00	117	36,615,086	3.60	8.075	95.59	615
350,000.01 – 400,000.00	64	23,031,774	2.26	7.916	95.39	620
400,000.01 and above	66	30,660,883	3.01	8.045	96.8	614

Total	9,017	1,017,845,048	100.00	8.464	95.59	620

As of the Statistical Cut-Off Date, the average original principal balance of the home equity loans was approximately $118,056 and the maximum original principal balance was approximately $792,952.

Statistical Cut-Off Date Principal Balances of the Home Equity Loans

Statistical Cut-Off Date Principal Balance ($)	Number of Home Equity Loans	Aggregate Principal Balance ($)	Percent of Home Equity Loans by Aggregate Principal Balance (%)	Weighted Average Interest Rate (%)	Weighted Average Original Combined Loan-to- Value Ratio (%)	Weighted Average Original FICO Score
Up to 50,000.00	1,219	43,495,779	4.27	9.682	81.31	625
50,000.01 – 100,000.00	3,405	256,346,997	25.19	8.740	94.49	623
100,000.01 – 150,000.00	2,444	298,559,670	29.33	8.428	97.14	620
150,000.01 – 200,000.00	1,080	183,917,904	18.07	8.303	97.38	617
200,000.01 – 250,000.00	470	104,379,557	10.25	8.188	96.75	620
250,000.01 – 300,000.00	178	48,407,782	4.76	8.042	94.68	615
300,000.01 – 350,000.00	111	35,910,653	3.53	8.107	95.91	613
350,000.01 – 400,000.00	53	19,688,216	1.93	7.953	95.25	616
400,000.01 and above	57	27,138,491	2.67	8.030	96.84	619

Total	9,017	1,017,845,048	100.00	8.464	95.59	620

As of the Statistical Cut-Off Date, the average principal balance of the home equity loans was approximately $112,881, and the maximum principal balance was approximately $772,894.

HSBC Home Equity Loan Trust (USA) Proposed Transaction Structure

Interest Rates of the Home Equity Loans

Interest Rate (%)	Number of Home Equity Loans	Aggregate Principal Balance ($)	Percent of Home Equity Loans by Aggregate Principal Balance (%)	Average Principal Balance ($)	Weighted Average Original Combined Loan-to- Value Ratio (%)	Weighted Average Original FICO Score
7.000 – 7.999	2,148	310,887,697	30.54	144,734	90.68	628
8.000 – 8.999	4,305	506,102,440	49.72	117,562	97.95	622
9.000 – 9.999	1,612	150,223,037	14.76	93,190	98.07	602
10.000 – 10.999	586	34,732,355	3.41	59,270	94.43	600
11.000 – 11.999	262	11,953,572	1.17	45,624	96.51	603
12.000 – 12.999	83	3,281,490	0.32	39,536	93.89	606
13.000 – 13.999	16	446,526	0.04	27,908	91.59	586
14.000 – 14.999	5	217,929	0.02	43,586	95.87	620

Total	9,017	1,017,845,048	100.00	112,881	95.59	620

As of the Statistical Cut-Off date, the weighted average interest rate of the home equity loans was 8.464% per annum.

Original Combined Loan-to-Value Ratios of the Home Equity Loans

Original Combined Loan-to-Value Ratio (%)	Number of Home Equity Loans	Aggregate Principal Balance ($)	Percent of Home Equity Loans by Aggregate Principal Balance (%)	Average Principal Balance ($)	Weighted Average Interest Rate (%)	Weighted Average Original FICO Score
0.01 to 30.00	70	3,010,728	0.30	43,010	8.346	625
30.01 to 40.00	65	3,340,099	0.33	51,386	8.161	627
40.01 to 50.00	118	8,213,567	0.81	69,606	8.027	627
50.01 to 60.00	164	11,894,369	1.17	72,527	8.059	620
60.01 to 70.00	287	22,996,245	2.26	80,126	8.196	623
70.01 to 80.00	768	61,054,624	6.00	79,498	8.563	609
80.01 to 90.00	903	101,302,645	9.95	112,185	8.090	614
90.01 to 100.00	2,372	305,832,041	30.05	128,934	8.259	616
100.01 – 105.85	4,270	500,200,731	49.14	117,143	8.684	625

Total	9,017	1,017,845,048	100.00	112,881	8.464	620

As of the Statistical Cut-Off Date, the weighted average original combined loan-to-value ratio of the home equity loans was 95.59%.

HSBC Home Equity Loan Trust (USA) Proposed Transaction Structure

Geographic Distribution of Mortgaged Properties of the Home Equity Loans

State	Number of Home Equity Loans	Aggregate Principal Balance ($)	Percent of Home Equity Loans by Aggregate Principal Balance (%)
Pennsylvania	806	83,312,357	8.19
Ohio	604	63,817,369	6.27
New York	581	61,340,674	6.03
Virginia	425	60,486,677	5.94
Florida	338	45,456,203	4.47
Minnesota	255	41,085,454	4.04
Illinois	403	40,551,769	3.98
North Carolina	407	40,492,059	3.98
California	224	40,344,288	3.96
Missouri	372	37,852,920	3.72
Georgia	337	35,963,050	3.53
Indiana	339	32,592,313	3.20
Michigan	299	31,772,146	3.12
Maryland	186	28,473,733	2.80
Texas	513	27,768,452	2.73
Kentucky	262	26,315,397	2.59
Tennessee	241	24,205,816	2.38
Washington	150	21,330,338	2.10
Arizona	150	21,101,829	2.07
Colorado	128	20,146,071	1.98
Oklahoma	209	17,349,143	1.70
Connecticut	101	17,228,461	1.69
Kansas	181	17,037,894	1.67
South Carolina	168	16,628,242	1.63
Alabama	154	14,974,196	1.47
Wisconsin	125	13,686,720	1.34
Oregon	90	12,986,148	1.28
Nevada	65	12,934,028	1.27
Massachusetts	72	10,802,706	1.06
Utah	67	9,733,797	0.96
Delaware	70	9,551,215	0.94
Idaho	74	8,580,946	0.84
West Virginia	96	8,460,504	0.83
Iowa	95	8,317,601	0.82
Nebraska	80	8,128,491	0.80
New Hampshire	46	7,905,797	0.78
Maine	50	7,319,273	0.72
New Mexico	58	6,790,350	0.67
Louisiana	60	5,340,257	0.52
Wyoming	42	4,995,448	0.49
New Jersey	28	4,791,404	0.47
Hawaii	17	3,667,332	0.36
South Dakota	28	2,865,545	0.28
Rhode Island	16	2,740,019	0.27
Vermont	5	620,617	0.06

Total	9,017	1,017,845,048	100.00

HSBC Home Equity Loan Trust (USA) Proposed Transaction Structure

Occupancy Type of the Home Equity Loans

Occupancy Type	Number of Home Equity Loans	Aggregate Principal Balance ($)	Percent of Home Equity Loans by Aggregate Principal Balance (%)
Primary	9,017	1,017,845,048	100.00

Total	9,017	1,017,845,048	100.00

Lien Priority of the Home Equity Loans

Lien Priority	Number of Home Equity Loans	Aggregate Principal Balance ($)	Percent of Home Equity Loans by Aggregate Principal Balance (%)
First Lien	8,508	991,837,944	97.44
Second Lien	509	26,007,104	2.56

Total	9,017	1,017,845,048	100.00

Original Term to Maturity of the Home Equity Loans

Original Term to Maturity (Months)	Number of Home Equity Loans	Aggregate Principal Balance ($)	Percent of Home Equity Loans by Aggregate Principal Balance (%)
1 – 60	30	643,172	0.06
61 – 120	513	25,054,109	2.46
121 – 180	1,127	82,750,014	8.13
181 – 240	1,510	139,000,635	13.66
241 – 300	1,178	128,852,029	12.66
301 – 360	4,659	641,545,088	63.03

Total	9,017	1,017,845,048	100.00

As of the Statistical Cut-Off Date, the weighted average original term to maturity of the home equity loans was approximately 311 months.

HSBC Home Equity Loan Trust (USA) Proposed Transaction Structure

Remaining Term to Maturity of the Home Equity Loans

Remaining Term to Maturity (Months)	Number of Home Equity Loans	Aggregate Principal Balance ($)	Percent of Home Equity Loans by Aggregate Principal Balance (%)
1 – 60	59	1,500,266	0.15
61 – 120	554	28,817,401	2.83
121 – 180	1,099	81,468,749	8.00
181 – 240	1,667	152,173,614	14.95
241 – 300	1,170	138,529,315	13.61
301 – 360	4,468	615,355,702	60.46

Total	9,017	1,017,845,048	100.00

As of the Statistical Cut-Off Date, the weighted average remaining term to maturity of the home equity loans was approximately 287 months.

Year of Origination of the Home Equity Loans

Year of Origination	Number of Home Equity Loans	Aggregate Principal Balance ($)	Percent of Home Equity Loans by Aggregate Principal Balance (%)
2003	367	36,071,459	3.54
2004	3,930	402,537,721	39.55
2005	4,716	578,912,961	56.88
2006	4	322,907	0.03

Total	9,017	1,017,845,048	100.00

HSBC Home Equity Loan Trust (USA) Proposed Transaction Structure

FICO Credit Scores (1)(2)

FICO Credit Score	Number of Home Equity Loans	Aggregate Principal Balance	Percent of Home Equity Loans by Aggregate Principal Balance	Average Principal Balance	Weighted Average Interest Rate	Weighted Average Original Combined Loan-to-Value Ratio
500 - 540	452	52,357,563	5.14	115,835	8.756	96.05
541 - 580	1,804	202,514,460	19.90	112,259	8.626	95.10
581 - 620	2,127	251,941,128	24.75	118,449	8.488	95.06
621 - 660	2,552	290,211,558	28.51	113,719	8.423	95.99
661 - 700	1,550	166,049,323	16.31	107,129	8.296	96.14
701 - 740	410	43,484,356	4.27	106,059	8.204	95.84
741 - 780	112	10,451,769	1.03	93,319	8.166	95.81
781 - 820	10	834,891	0.08	83,489	8.054	80.43

Total	9,017	1,017,845,048	100.00	112,881	8.464	95.59

As of the Statistical Cut-Off Date, the weighted average FICO Credit Score at origination of the home equity loans was 620.

(1)

HSBC Finance does not use FICO Credit Scores as a primary basis of its credit decisions but evaluates credit-worthiness based upon a proprietary internal credit-scoring model. The FICO Credit Scores presented represent the scores entered into the first borrower’s field in HSBC Finance’s or its subsidiary’s electronic records at the time of application. These scores may be the higher or the lower of the FICO Credit Scores for co-borrowers of a home equity loan and may not be the score assigned to the primary obligor on the loan.

(2)

“FICO Credit Scores” are obtained by many mortgage lenders in connection with mortgage loan applications to help assess a borrower’s credit-worthiness. FICO Credit Scores are generated by models developed by a third party that analyze data on consumers to establish patterns that are believed to be indicative of the borrower’s probability of default. The FICO Credit Score is based on a borrower’s historical credit data, including, among other things, payments history, delinquencies on accounts, levels of outstanding indebtedness, length of credit history, types of credit, and bankruptcy experience. FICO Credit Scores range from approximately 300 to approximately 850, with higher scores indicating an individual with a more favorable credit history compared to an individual with a lower score. However, a FICO Credit Score purports only to be a measurement of the relative degree of risk a borrower represents to a lender, i.e., that a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score. In addition, FICO Credit Scores were developed to indicate a level of default probability over a two-year period that does not correspond to the life of a mortgage loan. Furthermore, FICO Credit Scores were not developed especially for use in connection with mortgage loans, but for consumer loans in general. Therefore, a FICO Credit Score does not take into consideration the effect of mortgage loan characteristics (which may differ from consumer loan characteristics) on the probability of repayment by the borrower. We cannot assure you that a FICO Credit Score will be an accurate predictor of the likely risk or quality of the related mortgage loan.

HSBC Home Equity Loan Trust (USA) Proposed Transaction Structure

Contacts

HSBC

ABS Term Origination

Rob DiOrio Managing Director	212-525-3651 rob.diorio@us.hsbc.com

Ted Hsueh Senior Vice President	212-525-2303 ted.hsueh@us.hsbc.com

Stephen Lei Vice President	212-525-7580 stephen.lei@us.hsbc.com

Vishal Desai Analyst	212-525-8199 vishal.v.desai@us.hsbc.com

ABS Syndicate

Michael Banchik Senior Vice President	212-525-3399 michael.banchik@us.hsbc.com

ABS Structuring and Analytics

Januar Laude Senior Vice President	212-525-6086 januar.laude@us.hsbc.com

Konstantin Babets Associate	212-525-4315 konstantin.babets@us.hsbc.com

HSBC Home Equity Loan Trust (USA) Proposed Transaction Structure

Important Information

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-811-8049.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the securities described herein, supersedes any information contained in any prior similar material related to these securities. The information in this free writing prospectus is preliminary, and is subject to completion or change. This free writing prospectus does not contain all information that is required to be included in the base prospectus and the prospectus supplement.

The securities referred to herein are being sold when, as and if issued. The issuer is not obligated to issue such securities or any similar security and the underwriter’s obligation to deliver such securities is subject to the terms and conditions of the underwriting agreement with the issuer and the availability of such securities when, as and if issued by the issuer. You are advised that the terms of the securities, and the characteristics of the asset pool backing them, may change (due, among other things, to the possibility that assets that comprise the pool may become delinquent or defaulted or may be removed or replaced and that similar or different assets may be added to the pool, and that one or more classes of securities may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. You are advised that securities may not be issued that have the characteristics described in these materials. The underwriter’s obligation to sell such securities to you is conditioned on the assets and securities having the characteristics described in these materials. If for any reason the issuer does not deliver such securities, the underwriter will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and none of the issuer nor any underwriter will be liable for any costs or damages whatsoever arising from or related to such non-delivery.

Any statistical analyses contained herein, including the composition of the assets and issuer liability structure, are for illustrative purposes only and are not intended to represent the actual structure or predict or project actual returns. The final asset pool and transaction structure will be determined at or around the time of pricing of the securities based upon market conditions and other applicable factors. Any statistical information contained herein may be based on preliminary assumptions about the assets and the structure. Any such assumptions are subject to change. The information in this free writing prospectus may reflect parameters, metrics or scenarios specifically requested by you. If so, prior to the time of your commitment to purchase, you should request updated information based on any parameters, metrics or scenarios specifically required by you. Neither the issuer of the securities nor any of its affiliates (other than HSBC Securities (USA) Inc. in its capacity as underwriter) prepared, provided, approved or verified any statistical or numerical information presented in this free writing prospectus, although that information may be based in part on loan level data provided by the issuer or its affiliates.

This communication highlights selected information from the transaction documentation and does not contain a complete description of the transaction or the structural characteristics of the securities. This communication may contain general, summary discussions of tax, regulatory, accounting and/or legal issues relevant to the proposed transaction. Any such discussions is necessarily generic and may not be applicable to or complete for your specific facts and circumstances. HSBC is not offering and does not purport to offer tax, regulatory, accounting or legal advice and this information should not and cannot be relied upon as such. Prior to entering into any proposed transaction, you should determine, in consultation with your own legal, tax, regulatory and accounting advisors, the economic risks and merits, as well as the legal, tax, regulatory and accounting characteristics and consequences, of the transaction. The securities may not be suitable investments for you. You should not purchase the securities unless you have carefully considered and are able to bear the associated risks of investing in the securities. You must be willing to assume, among other risks, market price volatility, prepayments, yield curve and interest rate risk.

This document is issued by HSBC Securities (USA) Inc. (“HSBC” and, together with its affiliates and subsidiaries, “HSBC Group”). Any member of the HSBC Group, in its capacity as principal or agent is involved in a wide range of commercial banking and investment banking activities globally (including investment advisory, asset management, research, securities issuance, trading and brokerage) from which conflicting interests or duties may arise. Any member of the HSBC Group and/or its clients may have or have had interests or long or short positions in the securities or other financial instruments of the type referred to herein and may at any time make purchases and/or sales in them as principal or agent. Any member of the HSBC Group may act or have acted as market-maker in the securities or other financial instruments of the type discussed herein.